FOR IMMEDIATE RELEASE         Contact Guy T. Marcus
June 29, 1994                         Vice Pres.-Inv. Rel.
                                      (214) 978-2691

     HALLIBURTON TO INVEST $400 MILLION IN LOGGING BUSINESS

     DALLAS, Texas -- Halliburton Company's Halliburton Energy Services business segment announced today that it will invest more than $400 million over the next five years in its well logging products and services. The Company plans to use the resources to replace existing field units with a recently developed integrated logging platform and roll-out its new Logging While Drilling (LWD) system. Halliburton will also continue its focus on developing innovative logging technologies that reduce risks for oil and gas operators by providing highly reliable and accurate logging data.

     Integration of the logging business with the Company's other core products and services such as stimulation and cementing is providing significant benefits and revealing new opportunities. "We are fully committed to the logging business and believe that the opportunities we have in this area, combined with other key Halliburton technologies, will put us in a unique position for the future," said Ken LeSuer, President and Chief Executive Officer for Halliburton Energy Services.

     Cash flow from the logging business is expected to be used for the increased investment. The business has significantly improved in the last two years turning from consuming cash at a rate exceeding $100 million per year to generating a free cash flow of nearly $30 million in 1993.
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     Halliburton will begin replacing existing logging units
in 1995 with the recently developed EXCELL 2000, a state-of-the-art logging platform that will also be LWD compatible.
The new unit will enhance the Company's ability to consistently deliver highly-accurate logging data throughout its worldwide locations. The system will allow the Company to greatly improve well-site performance, equipment utilization, and will provide a standard platform from which new logging tools and software currently in development can be more efficiently operated. The Company will also produce and deploy its new Logging While Drilling system which enable oil and gas operators to obtain highly accurate measurements for early formation evaluation during the drilling phase. Resources committed to new technologies will include new software for optimum logging data evaluation and presentation, and solutions for slimhole and high-temperature/high-pressure conditions.

     Halliburton Energy Services, a Halliburton Company organization, is one of the world's largest suppliers of energy products and services. Now in its 75th year, the organization provides a broad range of services and products to the energy industry worldwide.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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